Exhibit D

In reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), the Crowdfunding Vehicle (as defined by Section 3a-9 of the Investment Company Act of 1940, as amended) has caused to be filed this term sheet (the "**Term Sheet**") prior to the commencement of the offering and including the information required by Rule 201 of Regulation Crowdfunding (§ 227.201). This Term Sheet incorporates by reference the Form C it is an exhibit to and all capitalized terms not otherwise defined herein are controlled by the Form C, as amended.

1) Crowdfunding Vehicle:
    a) Name: Greenfield Robotics Crowdfunding Vehicle, LLC (the "**Crowdfunding Vehicle**")
    b) Entity Type: Limited Liability Company
    c) State of Formation: Delaware
    d) Date of Formation: August 22, 2024
    e) Address: 36706 W 39th St S, Cheney, Kansas, 67025 US
    f) Website: See cover page of the Form C

2) Management: The sole executive of the Crowdfunding Vehicle is the Company, which has organized its creation and will act as the Manager (as defined by the Crowdfunding Vehicles' Operating Agreement (attached hereto as Annex I). The Crowdfunding Vehicle is therefore controlled by the Company and all officers, directors, and executives disclosures for the Company, as provided in the Form C, should be imputed onto the Crowdfunding Vehicle. The Manager shall serve as the initial Administrator (as defined below) of the Crowdfunding Vehicle, as further disclosed in the Offering Agreement.

3) Ownership: The Crowdfunding Vehicle currently has no owners, the sole owners of the Crowdfunding Vehicle will be Investors in the Offering, if the sum of the investment commitments equals or exceeds $20,001.28 ("**Target Offering Amount**") by August 31, 2025 (the "**Deadline**").

4) Business Plan: The Crowdfunding Vehicle was organized solely to facilitate investment into the Company in association with the Offering. If the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will deploy all of its capital into the Company in exchange for the Securities and will thereafter hold them until such time as there is a liquidation event.

5) Employees: As the Crowdfunding Vehicle is not an operating company, it has no employees.

6) Risk Factors:

Your investment is in a limited liability company formed by the Company to serve as a "crowdfunding vehicle" (the "Crowdfunding Vehicle"), and therefore you are not a direct holder of the Company's Securities.

The Company has formed a special purpose vehicle, i.e., the Crowdfunding Vehicle, for all Investors in this Offering. If you invest in or through the Crowdfunding Vehicle you will not be a direct owner of the Company's Securities, but rather you will hold an indirect interest in the Company's Securities via your ownership of the Crowdfunding Vehicle. Your rights as a member of Crowdfunding Vehicle are as set forth in the limited liability company of the Crowdfunding Vehicle (the "*Crowdfunding Vehicle Operating Agreement*") and applicable law. As an indirect holder of the Securities, it may be more difficult for you to assert certain rights or claims that would otherwise be available to you if you were a direct holder.

The organization, governance, and administration of Crowdfunding Vehicle Company are subject to various regulatory requirements that are novel and are their interpretation and application are subject to uncertainty.

The Crowdfunding Vehicle is organized in accordance with Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("***Rule 3a-9***"). That rule was adopted in 2020 and imposes various requirements on the organization and administration of "crowdfunding vehicles", like Crowdfunding Vehicle. There is little legal guidance or precedent related to crowdfunding vehicles organized under Rule 3a-9, and the regulations and guidance in the crowdfunding arena evolve and may be difficult to interpret and apply. The application of Rule 3a-9 or other rules that may later be proposed or enacted, or other administrative guidance that may later be released, could lead a regulatory authority or other third party to reach the conclusion that the organization, governance, and/or administration of Crowdfunding Vehicle does not strictly with Rule 3a-9 and Regulation Crowdfunding. Any such determination could result in Crowdfunding Vehicle and the Offering being deemed not to comply with all applicable legal requirements, unilateral amendments to the terms of the Crowdfunding Vehicle Operating Agreement, or other results or actions that are adverse to the Company, Crowdfunding Vehicle and investors in this offering.

Crowdfunding Vehicle and its individual members will rely solely on the Manager, its affiliates and designees for funding and the administration of its assets and affairs.

Crowdfunding Vehicle's sole purpose is to serve as a crowdfunding vehicle under Rule 3a-9 and Regulation CF with respect to the Offering, and it will not separately conduct any operations, own other assets, or generate any separate revenues. Crowdfunding Vehicle and its members will be solely dependent upon the efforts, experience, contacts, and skills of the individual members of the Manager and its affiliates and principals. The Manager is charged with governing all affairs and assets of the Company and the Manager cannot be removed by the Members of Crowdfunding Vehicle. In addition, the Crowdfunding Vehicle Operating Agreement provides that all expenses, costs, and obligations of Crowdfunding Vehicle are to be paid by the Manager, and, at any point in time the Crowdfunding Vehicle may not have cash reserves to cover unexpected costs or expenses that may arise. The Manager shall serve as the initial administrator under the Crowdfunding Vehicle Operating Agreement until a successor is appointed (the "***Administrator***"), which is an unrelated party. If the Manager loses any of its key personnel, is unable to dedicate the necessary resources to the Crowdfunding Vehicle (both in terms of financial and managerial), or if the Administrator is unable for any reason to oversee and administer the affairs of the Crowdfunding Vehicle, it could have a material adverse effect on Crowdfunding Vehicle and its members.

Unit holders of Crowdfunding Vehicle will not have a vote or influence on the management of Crowdfunding Vehicle.

The Units of Crowdfunding Vehicle do not entitle holders to vote on matters that may affect the administration or affairs of Crowdfunding Vehicle.   All decisions with respect to the management of the Crowdfunding Vehicle will effectively be made by the Manager and its affiliates. Crowdfunding Vehicle members will not have the right or power to take part in the management of the affairs of Crowdfunding Vehicle, will not be represented on any board of directors or similar managing body of the Company, and will grant to the Manager a broad power of attorney to, among other things, administer Crowdfunding Vehicle and its assets and affairs. Thus, by participating in the offering and subscribing to purchase Units in Crowdfunding Vehicle, investors will grant broad discretion to a third party (the Manager and its agents, including the Administrator) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Crowdfunding Vehicle nor take or effect actions that might otherwise be available to holders of a membership interest in a limited liability company. **Accordingly, no person should purchase a Unit in the Crowdfunding Vehicle unless such**

person is willing to entrust all aspects of management and administration of the Crowdfunding Vehicle to the Manager and the Administrator.

The Manager faces conflicts of interest with respect to the Crowdfunding Vehicle's governance structure and relating to the allocation of time and resources between Crowdfunding Vehicle and the affairs of the Company as a whole.

The Manager of Crowdfunding Vehicle is the Company. The Manager will devote such time to manage Crowdfunding Vehicle as it, in its sole discretion, deems necessary. Any officers, managers, directors, or other control persons of the Manager and its affiliates will have responsibilities related to the oversight and management of the Company as a whole. The activities and interests of the Company as a whole may, from time to time, differ from the interests of Crowdfunding Vehicle and its members. The Manager does not expect to organize or enact any specific policy or procedure to resolve conflicts that may arise between the Manager, the Crowdfunding Vehicle and its members, and the Company as a whole. As a result, the Manager and its affiliates from time to time may have conflicts of interest, among other things, in (i) allocating time, resources, and activity between Crowdfunding Vehicle and the Company, and (ii) proposing or taking actions on behalf of Crowdfunding Vehicle and the Company, and there will not be a formal policy or other mechanism to address and resolve any such conflicts.

The Administrator will not devote all of its time to the affairs of Crowdfunding Vehicle.

Administrator is a third-party service provider that has been engaged by the Company to serve as the administrator of Crowdfunding Vehicle. Administrator provides similar services for other crowdfunding vehicles that are not associated with the Company. As a result, we cannot provide any assurances regarding the amount of time the Administrator will dedicate to the management of Crowdfunding Vehicle's affairs. Accordingly, Crowdfunding Vehicle may compete with similar crowdfunding vehicles or other vehicles, ventures, or entities to which Administrator provides services and for the time and attention of personnel of Administrator in connection with its assets and affairs. Crowdfunding Vehicle may not receive the level of support and assistance that it might otherwise receive if we were internally managed. Moreover, members of Crowdfunding Vehicle cannot remove or replace the Administrator.

The Crowdfunding Vehicle Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Crowdfunding Vehicle Operating Agreement provides that the Manager, in exercising its rights in its capacity as manager, is not subject to an independent duty to Crowdfunding Vehicle and to the fullest extent permitted by law each member of Crowdfunding Vehicle waives all fiduciary duties and liabilities of the Manager. In addition, the Administrator has no fiduciary duties to Crowdfunding Vehicle or its members and instead its obligations to Crowdfunding Vehicle are solely contractual. As a result, members of Crowdfunding Vehicle may not be entitled to certain protections that are afforded to equity holders in certain other entities, such as corporations or limited liability companies that have not sought to expressly waive the fiduciary duties of their governing body or other affiliates.

The federal income tax aspects of an investment in the Crowdfunding Vehicle are complex and their impact may vary depending on an investor's individual circumstances.

Investors in Crowdfunding Vehicle should consider the following tax risks, among others:

- The amount and times of any distributions from the Company to Crowdfunding Vehicle will be determined by the Manager in its sole discretion. Whether or not distributions are made, investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Company's and, in turn, the Crowdfunding Vehicle's taxable income and will have to pay applicable taxes from other sources. If the Manager elects not to make distributions to the investors to pay their tax liabilities, investors will have to fund the payment of their tax liabilities from other sources.

- Any net losses of the Company, and thus the Crowdfunding Vehicle, and any interest expenses on any debt incurred by an investor to acquire or carry an ownership interest in the Crowdfunding Vehicle, are likely to be subject to the limitations on deduction of passive activity losses.

- The IRS may challenge the Crowdfunding Vehicle's allocation and/or characterization of income, gain, loss, deduction, and credit.

- Investors may be precluded from claiming certain deductions by virtue of application of the at-risk rules.

- The Company or the Crowdfunding Vehicle may claim deductions or other tax benefits to which they believe they are entitled, but there can be no assurance that the deductions or other benefits will be allowed in the event of an audit.

- The IRS may challenge reporting positions taken by the Company or the Crowdfunding Vehicle on its tax returns and, if the challenge is successful, seek to impose interest and penalties on taxes found to be due.

- Tax laws, rules, regulations, and rulings may change, with or without retroactive effect.

The Company, and, in turn, the Crowdfunding Vehicle do not intend to seek any advance ruling from the IRS on any tax issue, nor does the Company or the Crowdfunding Vehicle intend to seek any opinion of counsel regarding the tax aspects associated with the Company's or the Crowdfunding Vehicle's operations or the potential tax impact of an investment in the Company or the Crowdfunding Vehicle. Each investor must consult its own tax advisor regarding the tax consequences (including federal and state income tax consequences) of investing in the Crowdfunding Vehicle, with specific reference to such investor's own tax situation.

The Units will not be freely tradable under the Securities Act of 1933, as amended (the "Securities Act") until one year from the initial purchase date, and you are otherwise prohibited from transferring the Units under the Crowdfunding Vehicle Operating Agreement.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Units. Because the Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the Units in a private sale. Investors should be aware of the long-term nature of their investment in the Crowdfunding Vehicle. Each Investor in this offering will be required to represent that such investor is purchasing the Units for such person's own account, for investment purposes, and not with a view to resale or distribution thereof. In addition to the restrictions on transferability under the securities laws, the Crowdfunding Vehicle Operating Agreement generally prohibits transfers without the consent of the Manager. Further, in the event any transfer is permitted, transfers of Units will not be effective until the last calendar day of the quarter in which they are initiated.

The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bear all costs associated with such assertation.

Rule 3a-9 requires that the Crowdfunding Vehicle provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer. The Crowdfunding Vehicle Operating Agreement provides Investors the right to assert their rights under State and Federal law as if the Investor had invested directly in the Company, however, to do so, an Investor must bear all costs associated with such assertation. The cost of asserting such rights may exceed the basis of any investment in the Crowdfunding Vehicle. The Manager has an inherent conflict of interest with respect to facilitating this right for the benefit of the Investors.

The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company but such processes may be inefficient or may be superseded by governing documents associated with the Securities.

Rule 3a-9 requires that the Crowdfunding Vehicle will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company. The Crowdfunding Vehicle Operating Agreement provides that the Manager will seek instruction from the Investors with respect to the voting of the Securities and participating in tender or exchange offers or similar transactions conducted by the Company and will follow such directions or decisions per the terms of the Crowdfunding Vehicle Operating Agreement. However, such process may be inefficient, leading to delays in the execution of the instructions. Further, transactional documents associated with or governing the Securities may supersede each individual Investors' right or ability to exercise their voting rights or investment decisions with respect to in tender or exchange offers or similar transactions conducted by the Company

7) <u>Offering</u>:   The Crowdfunding Vehicle was formed solely for the purposes of facilitating investment into Greenfield Robotics Corporation (the "**Company**"). Therefore, the terms of the Crowdfunding Vehicle's Offering are the same as the Company's. In the event the sum of the investment commitments is less than the Target Offering Amount by the Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Whether or not the Crowdfunding Vehicle will accept investment commitments in excess of the offering amount, and the method of allocation if it does, will be determined by the terms of the Offering.

8) <u>Use of Proceeds</u>:   In the event the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will accept 100% of the gross proceeds of the Offering and use such gross proceeds to invest in the Securities. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

9) <u>Offering Mechanics:</u> Please see the Form C for a description of the process to complete the transaction or cancel an investment commitment. In the event of a material change, if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Offering will be conducted by the intermediary identified within the Form C. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation

and winddown of the Crowdfunding Vehicle. Updates regarding the offering will be displayed on the intermediary's portal.

10) <u>The Crowdfunding Vehicle Securities:</u> The Crowdfunding Vehicle is offering units of membership (the "**Units**"). As further defined by the Crowdfunding Vehicle Operating Agreement, the Units are meant to track on a one-to-one basis, each of the Securities acquired by the Crowdfunding Vehicle from the Company. There is a per Unit price of $1.44. The subscription agreement for the Units is attached hereto as <u>Annex II</u> (the "**Subscription Agreement**"). The Subscription Agreement and Crowdfunding Vehicle Operating Agreement provide for additional restrictions on transfer of the Units. Members of the Crowdfunding Vehicle will only be owners of the Units and will not have a direct economic interest in the Securities

11) <u>Related Persons Transactions</u>: The Crowdfunding Vehicle is newly formed and has no historic transactions. The only proposed transaction of the Crowdfunding Vehicle is this Offering.

12) <u>Financial Condition and Capitalization of the Crowdfunding Vehicle:</u>The Crowdfunding Vehicle has no historic capitalization and no current beneficial owners. In the event the sum of the investment commitments is less than the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will be dissolved. In the event the sum of the investment commitments equals or exceeds the Target Offering Amount by the Deadline, the Crowdfunding Vehicle will accept 100% of the gross proceeds of the offering and use such gross proceeds to invest in the Securities. The Offering will be conducted by the intermediary identified within the Form C. The Company will pay all fees, commissions and satisfy all reimbursements associated with the Offering and the formation, operation and winddown of the Crowdfunding Vehicle.

13) <u>Financial Statements</u>: The Crowdfunding Vehicle is newly formed and has no historic financial statements. Therefore, blank financial statements have been attached to this Term Sheet as <u>Annex III</u>.

14) <u>Continued Reporting</u>: Any reports the Crowdfunding Vehicle is required to provide investors pursuant to Regulation Crowdfunding will be posted on the Company's website or as otherwise described by the Form C.

15) <u>Disqualification and Failures to make reports pursuant to Regulation Crowdfunding:</u> The Crowdfunding Vehicle has never failed to comply with the ongoing reporting requirements of § 227.202 nor is the Crowdfunding Vehicle, its Manager or the Company statutorily disqualified from conducting the Offering pursuant to § 227.501.

16) <u>Investment Company Act Compliance</u>: As further described in the Form C and the Crowdfunding Vehicle Operating Agreement, the Crowdfunding Vehicle has been organized in compliance with Rule 3a-9 of the Investment Company Act of 1940, as amended and has the following terms and conditions associated with its operations:

   a) was organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding the Company and raising capital in one or more offerings made in compliance with §§ 227.100 through 227.504 (Regulation Crowdfunding);
   b) has not and will not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding the Company;
   c) will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the Company are deemed to be co-issuers;
   d) has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any

compensation paid to any person operating the vehicle is paid solely by the crowdfunding the Company;

e) maintains the same fiscal year-end as the crowdfunding the Company;

f) maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding the Company securities it owns and the number, denomination, type and rights of its securities outstanding;

g) will seeks instructions from the holders of its securities with regard to:

   i) the voting of the Company securities it holds and votes the Company securities only in accordance with such instructions; and

   ii) participating in tender or exchange offers or similar transactions conducted by the crowdfunding the Company and participates in such transactions only in accordance with such instructions;

h) will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Crowdfunding Vehicle promptly provides (whether directly, indirectly or via the provision of access to) such disclosures and other information to the investors and potential investors in the Crowdfunding Vehicle's securities and to the relevant intermediary; and

i) will provide provides to each investor the right to direct the Crowdfunding Vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and provides to each investor any information that it receives from the Company as a shareholder of record of the crowdfunding Company.

ANNEX I – CROWDFUNDING VEHICLE OPERATING AGREEMENT

THE UNITS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. SUCH UNITS MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE AND OTHER SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION, AND THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CROWDFUNDING VEHICLE OPERATING AGREEMENT OF GREENFIELD ROBOTICS CROWDFUNDING VEHICLE, LLC

This Crowdfunding Vehicle Operating Agreement (this "***Agreement***") of Greenfield Robotics Crowdfunding Vehicle, LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of August 23, 2024 (the "***Effective Date***"), is adopted, executed, and agreed to, for good and valuable consideration, among the Company, the Manager (as defined below), and the Members (as defined below).

A. The Company was formed to serve as a "crowdfunding vehicle" for purposes of Rule 3a-9 (as defined below) and Rule 100 of Regulation CF (as defined below).

B. This Agreement will be the "limited liability company agreement" of the Company under the Act (as defined below) to set forth the rules, regulations, and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW, THEREFORE, in consideration of the foregoing premises, the parties to this Agreement hereby agree as follows:

ARTICLE 1 DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on ***Schedule I***.

1.2 Construction. For all purposes of this Agreement, unless otherwise required by the context, as used herein (a) the gender of words includes all genders and gender identities, (b) the singular includes the plural (and vice versa), (c) the word "***include***" and similar derivations are without limitation, (d) the words "***herein***", "***hereinafter***," and similar derivations refer to this Agreement as a whole and not any particular Article, Section, or other subdivision, (e) all dollar amounts are expressed in United States funds, (f) the term "or" means "and/or", (g) references to statutes shall include all rules and regulations promulgated thereunder, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending, modifying, or replacing the statute or regulation and executive orders pertaining thereto, (h) references to any Person shall include all predecessors of such Person, as well as all permitted heirs, successors, and assigns, and (i) the captions in this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

ARTICLE 2
ORGANIZATION

2.1   Formation. The Company was formed and organized as a Delaware limited liability company by the filing of a Certificate of Formation (as may be amended or restated from time to time, the "***Certificate***") on August 22, 2024 with the Secretary of State of the State of Delaware.

2.2   Name. The name of the Company is "Greenfield Robotics Crowdfunding Vehicle, LLC," and all Company business shall be conducted in that name or such other name as the Manager may select.

2.3   Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate. From time to time, the Manager may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act.

2.4   Purpose. The sole purpose of the Company is to raise capital in accordance with Regulation CF by serving as a "crowdfunding vehicle" as defined in Rule 3a-9 and to utilize the Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Issuer (as defined herein) in one or more offerings conducted by the Issuer under Regulation CF (collectively, the "***Offering***"), and to engage in activities that are necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company are referred to herein as the "***Acquired Securities***." The "***Securities***" and the "***Acquired Securities***," in each case, shall include any additional securities, digital assets, rights, and other non-cash assets distributed to the Company in respect of the Acquired Securities, whether by dividend, airdrop, or otherwise.

2.5   Term. The Company's existence commenced on the effectiveness of the Certificate, and the Company will have a perpetual existence, until it is dissolved and terminated in accordance with Article 11.

2.6   No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal or state income Tax purposes, and this Agreement may not be construed to suggest otherwise.

2.7   Title to Company Assets. Title to the Acquired Securities or any other Company assets will be vested in the Company as an entity. Accordingly, no Member or Manager will have a direct ownership interest in such Company assets (including any Acquired Securities, except to the extent contemplated by Rule 3a-9). All Company assets will be recorded as the property of the Company in its books and records, irrespective of the name in which record title to any such Company asset is held.

2.8   Payment and Reimbursement of Expenses. All Operating Expenses, expenses associated with the Offering, and all other expenses or undertakings incurred by the Company for its formation, operation, or winding up, shall be paid by the Issuer in its capacity as the Manager. If the Company incurs any of the foregoing costs or undertakings directly, the Manager shall promptly reimburse or indemnify the Company for any such incurred, expenses paid by or costs or undertakings incurred by the Company. The Manager shall not receive any compensation for serving in such capacity and in providing its services hereunder.

2.9   Foreign Qualification. The Manager shall cause the Company to qualify to do business in each jurisdiction where, in the discretion of the Manager, qualification is required. The Manager has the power and authority to execute, file, and publish all certificates, notices, statements, or other instruments necessary to permit the Company to conduct business as a limited liability company in all jurisdictions where the Company is deemed to do business.

ARTICLE 3
MEMBERS; UNITS

3.1   Units; Authorization and Issuance of Units.

(a)   The Manager may admit any Person as a Member from time to time in its discretion and upon such Person's signing a counterpart of this Agreement and a "Subscription Agreement" (or similar agreement) to acquire Units. Each Member, and the amount of such Member's Capital Contribution(s), shall meet any ownership limitations, restrictions, and criteria set forth in Rule 100 of Regulation CF. The admission of a Member will be effective when the Manager enters into the register of Members, which may be maintained via electronic means, including automated mediums or utilization of distributed ledger technology (the "***Register***"), the name of such Member and the Units owned by such Member. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member and to reflect any additional Capital Contributions that may be made by a Member.

(b)   The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of example and not limitation, it is expected that one Acquired Security will equate to one Unit, consistent with Rule 3a-9. Upon the Issuer effecting any in-kind dividend or distribution of the Securities to its holders, or any form of split (whether forward or reverse), combination, recapitalization, or similar event or transaction affecting the capitalization structure of the Issuer, the Units shall be adjusted (i) in a corresponding amount and manner to reflect such action in respect of the Acquired Securities and (ii) to cause the Units to maintain a one-to-one relationship with the Acquired Securities. The Units will be uncertificated unless otherwise determined by the Manager.

(c)   The names, mailing and electronic addresses, and the number of Units attributable to the Members shall be maintained by the Manager on the Register. Each Member shall promptly provide the Manager with the information required to be set forth for that Member on the Register and shall promptly notify the Manager of any change to that information. The Manager shall update the Register from time to time as necessary to accurately reflect the information therein as known by the Manager, including admission of new Members, but no update will constitute an amendment for purposes of Section 12.3. The Manager may permit the Issuer to contact Members directly as if such Members directly held the Acquired Securities represented by such Member's Units, and any such contact by the Issuer shall be deemed a contact by the Manager hereunder. Any reference in this Agreement to the Register will be deemed to be a reference to the Register as amended and in effect from time to time. The Manager shall update the Register upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may engage a transfer agent, whether registered or not, to maintain the Register for Units.

3.2   No Other Persons Deemed Members. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of Law or otherwise) will be a Member. The Company may elect to deal only with Persons admitted to the Company as Members as provided in this Agreement (including their duly authorized representatives). Any distribution by the Company to a Person shown on the Company's records as a Member or to its legal representatives will relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

3.3   No Withdrawal or Expulsion. A Member shall not take any action to withdraw as a Member voluntarily, and a Member shall not be expelled or otherwise removed involuntarily as a Member, prior to the winding up and termination of existence of the Company, other than (a) as a result of a permitted Transfer of all of such Member's Units in accordance with Article 6 and each of the transferees of such Units being admitted as an Additional Member, (b) as otherwise expressly provided in this Agreement, or (c) as otherwise contemplated in Section 6.1 or as may be required by Law.

3.4   Admission of Additional Members.

(a)   Subject to Section 3.1(a), additional Persons may be admitted as Members to the Company, or Members may be permitted to purchase Units, from time to time in the sole discretion of the Manager and consistent with the primary purpose of the Company set forth in Section 2.4.

(b)   An Additional Member will only be admitted to the Company with all the rights and obligations of a Member if all applicable conditions of Article 6 are satisfied or waived by the Manager. The Transferor and any Person admitted as a Member in connection with a Transfer shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission as an Additional Member.

3.5   Death of a Member. In the event of the death of any Member, the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, to the extent (and, if applicable, in the manner) permitted by the Issuer Constituent Documents; and *provided*, that any such Transferee shall be admitted as a Member only upon compliance with the provisions of Section 3.4.

3.6   Limited Liability; No Liability of Members. No Member will be personally liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of court, nor will any Member be obligated to guaranty any debt, obligation or liability of the Company. No Member will have any responsibility or obligation to restore any deficit balance in its Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided in this Agreement or required by any non-waivable provision of the Act. However, if any court of competent jurisdiction orders, holds or determines that, despite this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation will be the obligation of such Member and not of any other Person.

3.7   Confidentiality.

(a)   Each Member agrees that all Confidential Information is confidential and, unless approved in advance by the Manager, will not be (i) disclosed or otherwise released to any other Person (other than to a Manager or Member for a valid business purpose), or (ii) used for any purpose other than as necessary and appropriate in carrying out the business of the Company. The obligations of the Members under this Section 3.7 do not preclude any Member from disclosing information to such Member's direct and indirect beneficial owners or representatives, *provided* that the disclosing Member shall be legally liable for any breach of the provisions of this Section 3.7 by such beneficial owners and representatives. The restrictions set forth herein do not apply to any disclosures required by applicable law, so long as (A) the Person subject to such disclosure obligations provides prior written notice (to the extent reasonably practicable) to the Company and any affected Person stating the legal basis upon which the disclosure is asserted to be required, and (B) the Person subject to such disclosure obligations takes all commercially reasonable steps to oppose or mitigate any such disclosure.

(b)   Each Member acknowledges that breach of the provisions of this Section 3.7 may cause irreparable injury to the Company and its Subsidiaries for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that, in addition to any legal or other equitable damages that the Company is entitled to recover, the provisions of this Section 3.7 may be enforced by specific performance and that the Company shall be entitled to injunctive relief (without posting any bond or other security) in order to enforce the provisions of this Section 3.7.

(c)   In addition, each Member is and shall be bound by any confidentiality covenants imposed on all holders of Securities by the Issuer in the Issuer Constituent Documents as if such Member was a party thereto or otherwise bound thereby, and any such covenants (as they may be amended from time to time) are hereby incorporated herein *mutatis mutandis* as if originally stated herein.

ARTICLE 4
CAPITAL CONTRIBUTIONS

4.1   Contributions. As of the Effective Date, the Members contributed to the Company cash (or are deemed to have contributed to the Company cash or other assets) equal to the amount set forth in the Register and, in exchange for such contribution, the Company issued to such Member the Units reflected in the Register. No Member is required to make additional capital contributions.

4.2   Return of Contributions. No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. A Capital Contribution that has not been repaid is not a liability of the Company or of any Member. No Member is required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3   Capital Account.

(a)   A separate capital account (a "*Capital Account*") will be established and maintained for each Member in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv).

(b)   On any permitted Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the Transferred Units will carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS

5.1   Distributions.

(a)   If any distributable cash or other assets are received by the Company from the Issuer pursuant to the terms of the Securities, the Manager shall make, or cause to be made, corresponding distributions promptly to the holders of the Units *pro rata* in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. Without limiting the foregoing, the Manager may instruct the Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may, from time to time, distribute all or a portion of the Acquired Securities or other Company property in kind. In the event all or a portion of the Acquired Securities are distributed in kind, each Member shall be deemed to have accepted, and shall be bound by, the terms of the applicable governing documents for the Securities, and to the extent not already a party to such financing documents, as a condition precedent to the receipt of the Acquired Securities, shall become a party to or otherwise bound by such agreements.

(c)   The Company is authorized to deduct or withhold from distributions, or with respect to allocations, to the holders of Units and to pay over to any U.S. federal, state, local, or non-U.S. taxing authority any amounts required to be so deducted or withheld pursuant to the Code or any provisions of applicable Law. For all purposes under this Agreement, any amount so deducted or withheld will be treated as actually distributed to the holder of Units with respect to which such amount was deducted or withheld, and will be credited against and reduce any further distributions to which such holder otherwise would have been entitled to receive under this Agreement.

5.2   <u>Allocations of Profits and Losses</u>. All items of income, gain, loss, deduction, and credit incurred or accrued by the Company shall be allocated among Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the US Treasury Regulations promulgated thereunder, or the successor provisions to such section and US Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE 6
TRANSFER OF INTERESTS

6.1   <u>Restrictions on Transfers of Units</u>. A Member may not Transfer any Units except (a) with the prior consent of the Manager, which may not be unreasonably withheld, conditioned, or delayed (it being acknowledged and agreed that any such Transfer may be restricted in order to comply with Rule 3a-9, to avoid the Company becoming subject to adverse legal consequences (such as becoming subject to additional regulatory requirements or schemes), because such Transfer would have been prohibited under the Issuer Constituent Documents if the Member had directly held the Acquired Securities attributable to its Units, or otherwise to comply with applicable Law), (b) in compliance with Rule 501 of Regulation CF, (c) upon the redemption of the Units by, or surrender of the Units to, the Company or the Issuer as may be permitted or effected by the Manager whether at the volition of the Company or the Member, or (d) to the extent permitted by the Issuer Constituent Documents. Any Transfer or purported Transfer shall be void and of no effect unless it complies with this <u>Article 6</u> and the transferee has executed a document or instrument causing such transferee to become a party to and bound by this Agreement. Unless otherwise determined by the Manager in its sole discretion, transfers shall be deemed effective as of the last day of the calendar quarter in which the Transfer is effected.

6.2   <u>Effects of Transfers</u>.

(a)   A transferee of Units or an acquirer of newly issued Units, each of whom has been admitted as an Additional Member in accordance with this Agreement, will, from and after the date of the relevant Transfer, have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units.

(b)   If any Units are Transferred pursuant to the terms of this Agreement, the transferee will succeed to the Capital Account and the respective Units of the transferor to the extent the Capital Account and Units are attributable to the Units so Transferred.

6.3   <u>Drag Along</u>. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a *bona fide* offer to acquire all or substantially all of the Securities as part of a Sale of the Issuer and the holders of the Securities approve such transaction in accordance with applicable Law and the governing documents of the Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction (by and through the Manager or otherwise, including via any Pass-Through Voting). Each Member agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Issuer Constituent Documents, except as may be limited by Rule 3a-9.

ARTICLE 7
MANAGEMENT

7.1   Management Under Direction of the Manager.

(a)   The business and affairs of the Company will be managed and controlled by the Manager and, subject to Section 7.4, the Manager will have full and complete discretion to manage and conduct the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary, advisable or appropriate to accomplish the purposes of the Company as set forth in Section 2.4. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

(b)   The Manager shall not be subject to an independent fiduciary duty to the Company or its Members pursuant to this Agreement, and to the fullest extent permitted by applicable Law, the Company and each Member hereby waive all fiduciary duties and all liability of the Manager solely in its capacity as the Manager of the Company for breaches of fiduciary duties; *provided, however*, that such waiver shall not extend to (i) any fiduciary duty imposed on the Issuer (or its Board of Directors (or other governing body), officers , managers or similar Persons) owed to all holders of the Securities under the Issuer Constituent Documents or applicable Law, or (ii) liability for any action or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Pursuant to Section 7.5(c), each Member shall be entitled to direct the Company (through the Manager or a designee of the Manager) to assert any claims for breach of fiduciary duty by the Board of Directors (or other governing body), officers or managers or similar Person(s) of the Issuer to the maximum extent permitted by applicable law and the Issuer Constituent Documents.

(c)   The initial Manager is the Issuer. The Members acknowledge and agree to such appointment. The Acquired Securities may constitute less than a majority of the outstanding Securities, and in all cases the Manager (through its Board of Directors (or other governing body), officers, managers or similar Person(s)) may have duties and obligations to other holders of the Securities, or to all holders of the Securities, that differ from or could be deemed adverse to the interests of the Company as the holder of solely the Acquired Securities or to any individual Member. The Members acknowledge that the Manager in all cases may not have the same interests as an individual Member or the Company solely in its capacity as a holder of the Acquired Securities. The Members hereby consent to, and waive, any conflict of interest that may arise by virtue of the Issuer serving as the Manager and actions the Issuer may take in good faith on behalf of the holders of the Securities as a class, and in accordance with applicable Law of that may differ from or conflict with solely the interests of the Company or any individual Member, except in the case where the Manager engages in any activity or takes any action in bad faith or in a manner that is contrary to the Issuer Constituent Documents or the express terms of this Agreement or the Act.

(d)   The Manager may not be removed by the Members except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise. The Manager may resign or withdraw at any time by giving thirty (30) days' prior written notice to the Company. The resignation of the Manager shall take effect upon the expiration of such 30-day period or at any later time specified in such notice. Unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective. The Manager's resignation, withdrawal or removal shall not dissolve or terminate the Company but rather a successor Manager shall be appointed by the Manager to serve as, and to perform, the duties of the Manager hereunder effective upon such resignation, withdrawal or removal. Any successor Manager shall have the same rights, duties and obligations as the Manager has with respect to the Company.

7.2   Administrator.

(a)   The Manager may (i) appoint a third party to act alone in respect of any Company matter or determination, and (ii) delegate to one or more third parties ministerial and managerial authority to manage and conduct all aspects of the day-to-day administration of the Company, including any and all actions contemplated by this Agreement and the Act to be taken by the Manager (except to the extent prohibited by applicable Law). Any such designation or delegation shall not relieve the Manager of its obligations hereunder.

(b)   The Manager shall serve as the initial Administrator until a successor is appointed or delegated pursuant to this Section 7.2. The Administrator shall serve in that role unless removed pursuant to this Section 7.2. On or before the Effective Date, the Manager, as deemed necessary, may enter into any agreement or other document or instrument on behalf of the Company as may be necessary to appoint, engage, or designate the Administrator, and under any such arrangement may, on behalf of the Company, take any action as may be required or necessary under such agreement.

(c)   The Administrator shall be responsible for conducting the activities of the business of the Company and administering Company assets (including the Acquired Securities) as described in an agreement between the Manager and the Administrator and this Agreement, all in accordance with Regulation CF and Rule 3a-9. The Administrator shall have the authority to perform such duties relating to the Company as are designated by the Manager or the Company and as provided in this Agreement, which may include administering the assets of the Company; to receive and pass on notices, reports and other communications to the Members; to liaise with third parties, including regulatory authorities; to execute documents on behalf of the Company as necessary for the administration of the Company's assets; and such other duties as the Manager shall require from time to time; provided that the exercise of the foregoing duties shall in all instances be subject to the provisions of terms and limitations of this Agreement. Without limiting the foregoing, the Administrator shall be entitled to act in any attorney-in-fact or similar function granted to the Manager hereunder, including pursuant to Section 7.5(b). Further, the Administrator is hereby granted a limited power of attorney to prepare, execute in the name of Manager or the Company for the benefit of the Company, and submit: (i) to the United States Securities and Exchange Commission any documents necessary or appropriate to obtain EDGAR codes and passwords enabling the Series to make electronic filings with the SEC, (ii) to the SEC and state regulatory authorities any documents necessary or appropriate to effectuate notice filings of the Series' exemption from registration under Section 4(a)(6) of the Securities Act and Regulation CF thereunder, (iii) to the Internal Revenue Service any documents necessary or appropriate to obtain an Employer Identification Number for the Series, (iv) to the IRS any and applicable state revenue authority any documents necessary or appropriate to effectuate annual or other tax reporting and filing for the Series, including Form 1065 and the equivalent state forms, and (v) to any depository institution any documents necessary or appropriate to open and maintain a bank account, whether checking, savings, or otherwise.

(d)   The Administrator shall only be removed by the Manager, for any reason, in the Manager's sole discretion by providing the Administrator at least thirty (30) days' prior written notice. Upon any such removal, the Manager shall promptly designate a replacement Administrator or undertake all obligations of the "Manager" hereunder.

7.3   Members. Except for the right to consent to or approve certain matters as expressly provided in this Agreement, the Members in their capacity as Members will not have any other power or authority to manage or control the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company. To the fullest extent not prohibited by Law, no Member in its capacity as a Member will have any duty, fiduciary or otherwise, to the Company or any other Member in connection with the business and affairs of the Company or any consent or approval given or withheld pursuant to this Agreement, other than, to the extent required by Law, the implied contractual covenant of good faith and fair dealing.

7.4   Prohibited Company Actions. Notwithstanding any other provision of this Agreement, none of the Manager, the Administrator, nor any Member may, directly or indirectly, cause the Company to take the actions specified in this Section 7.4, or any action which would result in the Company violating Rule 3a-9 except for transactions with the Company pursuant to Regulation CF. Such prohibited actions include:

(a)   causing the Company to incur any expenses or be responsible for any compensation to the Administrator or any other third party administering this Company, other than such expenses or compensation that are paid solely by the Issuer or otherwise expressly permitted by this Agreement (including any reimbursements);

(b)   incurring any indebtedness or pledge, or granting liens on any assets, or entering into any guarantee, or assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person;

(c)   making any loan or advance to, or a capital contribution or investment in, any Person; and

(d)   entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets, including any securities (except, in the case of the Acquired Securities, a transaction involving all or substantially all of the outstanding Securities, or the Sale of the Issuer that is approved in accordance with Section 7.5).

7.5   Actions with Respect to the Acquired Securities.

(a)   In the event that any vote, consent, or approval of the Company is sought with respect to the Acquired Securities and in the Company's capacity as a holder of the Acquired Securities whether with respect to a matter submitted to Securities holders for a vote, or in connection with a transaction or tender or exchange offer (each, an "*Issuer Action*"), the Manager shall: (i) promptly notify the Members of the Issuer Action; (ii) provide or make available any reports, proxy statements, disclosure documents, or other materials filed, furnished or otherwise disseminated by the Issuer under the Securities Act, the Exchange Act, Regulation CF, other applicable Law, or the Issuer Constituent Documents with respect to such proposed Issuer Action; and (iii) seek the direction and approval of the Members prior to causing the Company to vote, consent to, or otherwise take any such action regarding the Issuer Action as the holder of the Acquired Securities in a manner consistent with the Issuer Constituent Documents. Any such notice of the Issuer Action may be given, and any such materials may be delivered, to Members through a medium selected by the Manager. Such notice and delivery, and any time to consider the applicable Issuer Action, as well as deadline to submit a vote or direction, shall be consistent with that provided by the Issuer to all holders of the Securities with respect to the Issuer Action or otherwise in compliance with the Issuer Constituent Documents. Upon the termination of any consideration and voting period for the applicable Issuer Action, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the Acquired Securities, in connection with the Issuer Action (by whatever means is sought by the Issuer for the Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; *provided*, *however*, that, the Members acknowledge and agree that, absent the Issuer facilitating a pass-through voting structure whereby each Member's vote, consent, approval, or abstention (or non-action, as applicable) attributable to their Units is individually accounted for as if that Member were a direct holder of the Acquired Securities (in which case the Members shall vote, consent, or approve Issuer Actions in such manner) ("*Pass-Through Voting*"), the Manager shall have authority to vote on, consent to, or approve any such Issuer Action on behalf of the Company (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner that is consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Notwithstanding any provision herein to the contrary, each Member hereby appoints the Manager as its proxy and attorney in fact as may be necessary to cause the Company to vote, abstain, or otherwise take action on behalf or in respect of the Acquired Securities held in the name of the Company and that may be necessary to give effect to Section 7.5(a), the terms and intent of this Agreement and Rule 3a-9 Without limiting the foregoing and notwithstanding Section 7.5(a), to the extent permitted by Rule 3a-9, the Manager shall vote, consent, or otherwise take action in respect of the Acquired Securities pursuant to any contractual voting arrangements applicable to holders of the Securities set forth in the Issuer Constituent Documents.

(c)   Each Member shall have the right to direct the Company (through the Manager or other designee of the Manager) to assert any and all rights under Law in respect of the Acquired Securities that the Member would have if such Member were a direct holder of the Acquired Securities. Notwithstanding any provision herein to the contrary, any costs and expenses to assert such claims shall be paid and borne by the Member or other Person that would be obligated to incur and bear such costs under the Issuer Constituent Documents, the laws of the state of organization of the Issuer, or other applicable Law as if the Member asserting the claim were the direct holder of the Acquired Securities and asserting a direct claim or other form of derivative claim.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 7.5.

7.6   Voting. Other than as contemplated in Section 7.5 with respect to Issuer Actions, as required by Rule 3a-9, or as otherwise expressly contemplated herein or required by applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

7.7   Acknowledgement Relating to Matters Requiring Member Approval. Notwithstanding anything in this Agreement to the contrary, each of the Company and the Members acknowledges and agrees that each Member, in such Person's capacity as a Member, may decide or determine any matter subject to such Member's approval pursuant to this Agreement, in such Member's sole and absolute discretion; and, without limiting Section 8.1, in making such decision or determination such Member will have no duty, fiduciary or otherwise, to any other Member or to the Company, it being the intent of all Members that each Member, in its capacity as a Member, have the right to make such determination solely on the basis of its own interests and have no duty or obligation to give any consideration to any other interest or factors whatsoever.

ARTICLE 8
LIMITATION OF LIABILITY

8.1   Limitation of Member and Manager Liability. To the maximum extent permitted by Law, the Administrator and each Member, and their respective affiliates and each of their respective officers, directors, partners, trustees, members, managers, employees, and agents (each a "*Covered Person*") will not be liable for damages or otherwise to the Company or any Member for any act, omission, or error in judgment performed, omitted, or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, income, losses, or distributable cash, securities, or other assets or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. This Section 8.1 does not limit or waive any rights of a Member to assert any claim against the Manager or any Affiliate thereof such Member would have if the Member was the direct holder of the Acquired Securities, or absolve any Person from liability or obligations as set forth in the Issuer Constituent Documents.

ARTICLE 9
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

9.1   Maintenance of Books. The books and records of the Company will be maintained at the principal office of the Company or such other location as shall be designated by the Manager or its designee.

9.2   Bank Account; Company Assets. Cash funds of the Company (if any) will be deposited in a separate bank account established the Manager or its designee. In addition, any Acquired Securities or other property of the Company will be held by a proper custodian established by the Manager.

9.3   Fiscal Year. The Company's fiscal year will correspond to the fiscal year of the Issuer.

9.4   Reports. The Manager shall (a) promptly provide to the Members all information required to be provided by the Issuer and the Company pursuant to Regulation CF and Rule 3a-9, and (b) cause the prompt distribution of any disclosure, and ongoing reports prepared by the Issuer, as soon as such disclosures and ongoing reports are completed by the Issuer.

9.5   Dissemination of Reports. By executing this Agreement, each Member consents to the delivery of any and all notices and reports (including those provided by the Issuer) required to be provided to the Members pursuant to this Agreement, Regulation CF, Rule 3a-9, or otherwise by posting such notices or reports on the Issuer's website or other electronic means designed by the Manager or its designee.

ARTICLE 10
TAXES

10.1   Tax Returns. The Company will prepare and timely file all U.S. federal, state, and local and foreign Tax Returns required to be filed by the Company. Each Member will furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's Tax Returns to be timely prepared and filed. The Company will deliver to each Member within 90 calendar days after the end of the applicable fiscal year (or as promptly as reasonably practicable thereafter) a final Schedule K-1 together with such additional information as may be required by the

Members in order to file their individual returns reflecting the Company's operations. The Manager will bear the costs of the preparation and filing of the Company's Tax Returns.

10.2   Tax Partnership. It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Without approval by the Manager, neither the Company nor any Member will make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 and any such election to the contrary shall be void *ab initio*.

10.3   Tax Controversies. The Manager shall be or shall designate the "partnership representative" (as defined in section 6223 of the Code) for the Company for all US federal income tax purposes set forth in the Code with the power and authority to take all actions and do such things as required or as it shall deem appropriate under the Code or regulations promulgated thereunder, including the appointment of an individual eligible to be a "designated individual" under such regulations. In addition: the Manager is hereby authorized to (x) designate any other eligible person as the Partnership Representative; (y) remove and replace any Person designated as Partnership Representative or designated individual; and (z) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to the Treasury Regulations or other guidance to ratify the designation, pursuant to this Section, of the Manager (or any eligible Person designated by the Manager) as the Partnership Representative. All expenses reasonably incurred by the Partnership Representative to discharge its duties as partnership representative, including the fees of consultants, shall be directly paid, reimbursed, or otherwise borne by the Manager.

ARTICLE 11
WINDING-UP AND TERMINATION

11.1   Liquidation Events.

(a)   The Company shall be wound up upon the first to occur of the following events (each a "*Liquidation Event*"):

(i)   the failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(ii)   the determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(iii)   at any time when there are no Members;

(iv)   the sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(v)   the dissolution of the Issuer;

(vi)   the declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Exchange Act by the Company; and

(vii)   entry of a judicial decree requiring the winding up or dissolution of the Company under the Act.

11.2   Winding-Up and Termination. On the occurrence of a Liquidation Event, the business of the Company shall be wound up and shall, except to the extent consistent with such winding up, cease. The Manager shall act as liquidator or select one or more Persons to act as liquidator. The liquidator will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. Until final distribution, the liquidator will continue to operate the Company with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

(a)   As promptly as possible after an event requiring winding up and again after final liquidation, the liquidator will cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the event requiring winding up occurs or the final liquidation is completed, as applicable;

(b)   Subject to the Manager's obligations pursuant to Section 2.8, the liquidator will pay, satisfy, or discharge from the Company's funds all of the debts, liabilities and obligations of the Company, including any debt owed by the Company to any Member, (including all expenses incurred in winding up) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   All remaining assets of the Company will be distributed to the Members *pro rata* in accordance with their Percentage Interests.

11.3   Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of termination with the Secretary of State of Delaware and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 12
GENERAL PROVISIONS

12.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement to the Members shall be disseminated as provided in Section 9.5 and through the electronic medium designated by the Manager or the Administrator. All notices, requests, and consents to be sent to the Company must be sent to or made in writing and delivered to the Manager's Address (as defined herein) or such other address or electronic means as the Company may specify. Unless otherwise specified in this Agreement or otherwise permitted by the Manager, any notice, request, or consent to the Company or the Manager must be given to the Manager at the principal office of the Company. Whenever any notice is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.2   Entire Agreement; Supersedure. This Agreement (including the Exhibits and Schedules) constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.3   Waivers; Amendment or Restatement.

(a)   Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b)   This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition by the a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so effected unless (i) such approval is not required by applicable Law or (ii) permitted by Regulation CF.

(c)   Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this Section 12.3 even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

12.4   Power of Attorney. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of Interests that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates, and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Issuer, agreements or other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

12.5   Binding Effect; Third Party Beneficiaries. Except as otherwise expressly provided herein, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors, and permitted assigns, as applicable, and (b) no provision hereof shall be construed as benefiting any creditor of the Company or a Member, or other third party; provided that each

Covered Person shall be a third-party beneficiary of <u>Article 8</u> and the Issuer shall be a third-party beneficiary of <u>Section 3.7(c)</u>.

12.6   <u>Governing Law</u>. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law, or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

12.7   <u>Arbitration</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be the Arbitration Location (as defined herein) Except as may be required by applicable Law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing, if the Issuer Constituent Documents contain an exclusive forum provision, then the forum provisions of the Issuer Constituent Documents (as well as any rules or waivers applicable to such forum) shall control and be deemed to be incorporated herein, *mutatis mutandis*.

12.8   <u>Severability</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

12.9   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties hereto had executed a single signature page hereof and may be validly executed and delivered by electronic transmission (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method.

12.10   <u>Independent Counsel</u>. The Manager and each Member acknowledges and agrees that (a) the terms of this Agreement, and all matters with respect to the organization and administration of the Company (including matters related to the compliance with applicable Law) are, and have been, determined solely by the Manager and the Members, and (b) each of the Manager and the Members has been advised to seek independent counsel with respect to the terms and obligations of the parties pursuant to this Agreement.

[Signature Page Follows]

The undersigned have executed this Agreement as of the Effective Date.

THE COMPANY:

Greenfield Robotics Crowdfunding Vehicle, LLC
By: Greenfield Robotics Corporation, its Manager

By: _____
Name: Nandan Kalle
Title: Chief Executive Officer

MANAGER:

Greenfield Robotics Corporation

By: _____
Name: Nandan Kalle
Title: Chief Executive Officer

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all Operating Expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 2.8.

SCHEDULE I

DEFINITIONS

"***Acquired Securities***" means the Securities subscribed for in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 2.4, together with any securities of the Issuer issued upon any conversion or exchange thereof.

"***Act***" means the Delaware Limited Liability Company Act, as amended.

"***Additional Member***" means any Person that is not already a Member in respect of particular Units who acquires: (a) all or a portion of the Units held by a Member from such Member or (b) newly issued Units from the Company and, in each case, is admitted to the Company as a Member pursuant to the provisions of Section 3.4.

"***Administrator***" means the Person to whom the Manager delegates the provision of certain administrative services for the Company under a written agreement and in accordance with Section 7.2.

"***Affiliate***" means, when used with respect to a specified Person, any Person which directly or indirectly Controls, is Controlled by or is Under Common Control with such specified Person.

"***Arbitration Location***" means the State of Delaware.

"***Capital Contribution***" with respect to a Member, means the total amount of cash and the net fair value of any property contributed by such Member (or such Member's predecessor in interest) to the capital of the Company. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member's Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.

"***Code***" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code will include any corresponding provision or provisions of succeeding Law.

"***Confidential Information***" means all proprietary information, trade secrets, process methods, designs, ideas, concepts, improvements, product developments, discoveries and inventions, whether patentable or not, that relate to the Company or the Issuer and their businesses, products, or services, as applicable, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was or becomes available to such Member on a non-confidential basis, (c) was or becomes available to such Member from a source other than the Company, or its representatives, or (d) is independently developed by such Member without the use of any Confidential Information. With respect to the Issuer, if the definition of Confidential Information or similar construct is more restrictive to the recipient of any Confidential Information than the foregoing in the Issuer Constituent Documents, such more restrictive definition will control relative to the Confidential Information of the Issuer.

"***Control***," including the correlative terms "***Controlling***," "***Controlled by***," and "***Under Common Control with***" means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies (whether through ownership of Units, by contract or otherwise) of a Person.

"**_Exchange Act_**" means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**_Investment Company Act_**" means the Investment Company Act of 1940, as amended.

"**_Issuer_**" means Greenfield Robotics Corporation, a Delaware corporation.

"**_Issuer Constituent Documents_**" means the articles of incorporation, by-laws, certificate of formation, operating agreement, or other governing documents of the Issuer, together with any other governance agreements to which the Issuer and the holders of Securities (other than the Members) generally are a party, including, but not limited to, any voting agreement, investors' rights agreement, co-sale agreement, registration rights agreement, or other stockholders' agreement.

"**_Law_**" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international governmental authority or any political subdivision thereof and will include, for the avoidance of doubt, the Act.

"**_Manager's Address_**" means 36706 W 39th St S, Cheney, Kansas, 67025 US, Attention: Nandan Kalle.

"**_Member_**" means any Person executing this Agreement on the Effective Date or who is hereafter admitted to the Company as a member as provided in this Agreement, but such term does not include any Person who has ceased to be a member in the Company.

"**_Offering_**" means the securities offering conducted by the Company and the Issuer pursuant to Regulation CF, as further defined in Section 2.4.

"**_Operating Expenses_**" means, with respect to any particular period, the costs, expenses, or charges incurred by the Company attributable to such period in holding, owning, and dealing with the Company's assets (including the Acquired Securities), including taxes, custodial fees, fees, professional fees, and all costs and expenses related to or incurred in connection with the Company's compliance obligations under applicable Laws arising out of it being a crowdfunding vehicle under Rule 3a-9, and all other expenses incurred in the day-to-day administration of the Company and such assets, including any fees or costs charged by or reimbursable to the Administrator.

"**_Percentage Interest_**" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

"**_Person_**" means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"**_Regulation CF_**" means Regulation Crowdfunding promulgated under the Securities Act.

"**_Rule 3a-9_**" means Rule 3a-9 promulgated under the Investment Company Act.

"***Sale of the Issuer***" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Issuer, taken as a whole, to an unaffiliated third party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Issuer.

"***Securities***" means the Series Seed-3 Preferred Stock, $0.00001 par value per share (the "***Securities***") issued by the Issuer.

"***Securities Act***" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"***Tax***" or "***Taxes***" means any tax, charge, fee, levy, deficiency, or other assessment of whatever kind or nature, including any net income, gross income, profits, gross receipts, excise, or withholding tax imposed by or on behalf of any government authority, together with any interest, penalties or additions to tax.

"***Tax Return***" means any return, election, declaration, report, schedule, return, document, opinion, or statement, including any amendments or attachments thereof, which are required to be submitted to any governmental agency having authority to assess Taxes.

"***Transfer***," including the correlative terms "***Transferring***," and "***Transferred***," means any direct or indirect transfer, assignment, sale, gift, *inter vivos* transfer, pledge, hypothecation, mortgage, or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of Law) of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units is Transferred or shifted to another Person.

"***Treasury Regulations***" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of Treasury Regulations will include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"***Units***" means a unit of capital securities in the Issuer having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has: (a) rights to distributions (liquidating or otherwise), allocations, notices and information, and all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member; and (b) all obligations, duties, and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

***

ANNEX II – SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Re: Purchase of Units in Greenfield Robotics Crowdfunding Vehicle, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "**Subscriber**") understands that Greenfield Robotics Crowdfunding Vehicle, LLC, a Delaware limited liability company (the **"Crowdfunding Vehicle"**), is offering up to 836,720 Units (the "**Units**" and each a "**Unit**)". The Crowdfunding Vehicle was formed as a crowdfunding special purpose vehicle pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended ("**Rule 3a-9**"), by Greenfield Robotics Corporation, a Delaware corporation ("**Issuer**"), to facilitate its offering under Regulation Crowdfunding.

All of the proceeds received by the Crowdfunding Vehicle in this offering will be used to purchase Series Seed-3 Preferred Stock, $0.00001 par value per share, issued by the Issuer (the "**Issuer Securities**"), and the total number of Units issued in this offering will correspond on a one-to-one basis to the Issuer Securities acquired by the Crowdfunding Vehicle. The offering is made to both accredited and non-accredited investors pursuant to the Form C jointly filed by the Crowdfunding Vehicle and the Issuer with the U.S. Securities and Exchange Commission ("**SEC**") and the offering memorandum included therein (the "**Form C**"). The Crowdfunding Vehicle is offering the Units to prospective investors through the DealMaker Securities LLC (the "**Intermediary**"), a registered securities broker with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority which operates the platform offering www.invest.greenfieldincorporated.com (the "**Deal Page**).

The Subscriber understands and acknowledges that the Subscriber's purchase of Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Units may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Crowdfunding Vehicle's Operating Agreement (the "Crowdfunding Vehicle Operating Agreement"), the Issuer Constituent Documents (as defined in the Crowdfunding Vehicle Operating Agreement), and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Crowdfunding Vehicle and the Issuer as follows:

1.   Subscription.

(a)   On the date hereof, subject to the terms of this Subscription Agreement, the Crowdfunding Vehicle Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Crowdfunding Vehicle and, upon acceptance by the Crowdfunding Vehicle of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Crowdfunding Vehicle agrees to issue and sell to the Subscriber the number of Units listed on the signature page to this Subscription Agreement at a per Unit price of $1.44. Additionally, Subscriber will be required to pay an Investor Processing Fee of 2.5% of the subscription amount (the "**Investor Processing Fee**") to the Crowdfunding Issuer, which will be delivered to the Issuer at the time of the subscription's acceptance to offset transaction costs. A portion of this fee is paid to the Intermediary. The Investor may not subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Deal Page (the "**Offering Deadline**").

(b)   Upon acceptance of this Subscription Agreement by the Issuer, in its capacity as manager of the Crowdfunding Vehicle (the "***Manager***"), the Subscriber shall purchase the Units by following the directions of the Intermediary to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement to the escrow account associated with the Form C and the offering, and the Crowdfunding Vehicle shall purchase from the Issuer, and the Issuer shall issue and sell to the Crowdfunding Vehicle, the corresponding number of Issuer Securities as the number of Units purchased by the Subscriber hereunder.

2.   Acceptance and Rejection of Subscriptions.

(a)   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, and for any reason or no reason. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Manager shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

(b)   Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Crowdfunding Vehicle, and by executing this Subscription Agreement, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Crowdfunding Vehicle Operating Agreement (and grants to the Manager the power of attorney described therein to execute the Crowdfunding Vehicle Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Subscriber Representations and Warranties.   The Subscriber represents, warrants, and agrees to and with the Crowdfunding Vehicle and the Issuer as follows:

(a)   The Subscriber is purchasing the Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Units unless the Units have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Article 6 of the Crowdfunding Vehicle Operating Agreement.

(b)   The Subscriber has received and reviewed a copy of the Form C, the Crowdfunding Vehicle Operating Agreement, and the Issuer Constituent Documents, and had an opportunity to ask questions of and receive answers about the Crowdfunding Vehicle and the Issuer concerning the investment in the Units. The Subscriber understands and agrees that the Crowdfunding Vehicle and Issuer are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in the Units issued by the Crowdfunding Vehicle, and that the Intermediary has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Crowdfunding Vehicle, the Issuer, the Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(c)   The Subscriber acknowledges and agrees to having reviewed the Deal Page, and has been informed of the Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Agreement is accepted by the Crowdfunding Vehicle and Issuer there is no cancellation right. The Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Vehicle and Issuer. A promoter may be any person who promotes the Crowdfunding Vehicle and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of the Crowdfunding Vehicle and Issuer that engages in promotional activities on behalf of the Crowdfunding Vehicle and Issuer. The Subscriber acknowledges that they have it has been informed of the compensation that the Intermediary and affiliates receives in connection with the sale of securities in the Regulation Crowdfunding offering and the manner in which it is received.

(d)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Intermediary to evidence these representations.

(e)   The Subscriber understands that neither the Units to be issued pursuant to this Subscription Agreement nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the Units. Any representation to the contrary is unlawful. The issuance of the Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Crowdfunding Vehicle's and the Issuer's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(f)   The Subscriber understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, on the Intermediary and in this

Subscription Agreement. In making an investment decision to invest in the Units, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Intermediary, and independent investigations made by the Subscriber.

(g)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Crowdfunding Vehicle.

(h)   The Subscriber has had an opportunity to review the Crowdfunding Vehicle Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Subscription Agreement by the Manager, the Subscriber will be bound by the terms and conditions of the Crowdfunding Vehicle Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Crowdfunding Vehicle Operating Agreement and the Issuer Constituent Documents. The Subscriber acknowledges that the relative rights of the Units are set forth in the Crowdfunding Vehicle Operating Agreement and the Units are subject to restrictions as contained in the Crowdfunding Vehicle Operating Agreement.

(i)   The Subscriber confirms that it is not relying and will not rely on any communication of the Crowdfunding Vehicle, the Issuer, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. The Subscriber understands that information and explanations related to the offering of Units provided by the Crowdfunding Vehicle, the Issuer, the Intermediary, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Crowdfunding Vehicle, the Issuer, the Intermediary, the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement), nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The Subscriber acknowledges that none of the Crowdfunding Vehicle, the Issuer, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Subscriber's authority or suitability to purchase the Units.

(j)   The Subscriber understands and agrees that neither the Intermediary nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Crowdfunding Vehicle or the Issuer, whether in Form C, through the Intermediary, distributed by or through the Issuer or the Crowdfunding Vehicle, or otherwise. The Subscriber understands that neither the Manager, the Intermediary, nor the Administrator (as defined in the Crowdfunding Vehicle Operating Agreement) is an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Intermediary or any affiliate thereof. The Subscriber is not relying on the Manager, the Intermediary or the Administrator or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k)   The Subscriber has had an opportunity to ask questions of the Issuer in its capacity as the Manager, as well as in its individual capacity, regarding the business plan of the Crowdfunding Vehicle and the Issuer. The Subscriber understands that the Crowdfunding Vehicle will use all of the proceeds of this offering to invest in the Issuer Securities.   Therefore, Subscriber's interest in Issuer is indirect and, in all cases, subject to the terms and limitations of the Crowdfunding Vehicle Operating Agreement, and subject to special risks inherent in the structure of the Crowdfunding Vehicle as a crowdfunding vehicle organized in accordance with Rule 3a-9, certain of which are identified in the Form C.

(l)   The Subscriber understands that the Issuer's business plan is subject to change depending on a variety of circumstances, and the Issuer may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Issuer sells additional Issuer Securities or other equity securities outside of the offering, the Crowdfunding Vehicle's interest in Issuer may then be diluted on a pro rata basis with other holders of Issuer Securities, and, consequentially, the Subscribers' indirect interest percent in Issuer would be subsequently reduced. There can be no assurance that Issuer will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Issuer.

(m)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Issuer, resulting in a partial or total loss of the Subscriber's investment in the Crowdfunding Vehicle. The Subscriber confirms that no representations or warranties about the Issuer's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Crowdfunding Vehicle.

(n)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement and to subscribe for and purchase or otherwise acquire the Units. Upon acceptance of this Subscription Agreement by the Crowdfunding Vehicle, this Subscription Agreement and the Crowdfunding Vehicle Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

(o)   The Subscriber understands that the Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Crowdfunding Vehicle has no obligation or intention to take any action to permit subsequent sales of the Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Units, or any interest therein, except in compliance with Regulation Crowdfunding and the Crowdfunding Vehicle Operating Agreement.

(p)   The Subscriber confirms that all information and documentation provided to the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Intermediary of such changes through Intermediary. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Intermediary and will promptly update such information in the event it changes or is no longer accurate.

(q)   The Subscriber has truthfully completed the (i) Substitute Form W-9 found in <u>Exhibit A-1</u> if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in <u>Exhibit A-2</u> if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Crowdfunding Vehicle to fulfill any tax reporting or withholding requirements.

(r)   If the Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

4.   <u>Reliance on Subscriber Representations and Warranties; Indemnification</u>. The Subscriber acknowledges that the Crowdfunding Vehicle, the Issuer, the Manager, and their respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Units for sale to the Subscriber without having first registered the issuance of the Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Crowdfunding Vehicle, Issuer, and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this <u>Section 4</u> shall survive the acceptance of this Subscription Agreement and the sale of the Units.

5.   <u>ERISA Matters</u>.

(a)   The Subscriber understands that the value of all investments in the Crowdfunding Vehicle made through a Plan must be less than 25% of the value of the Crowdfunding Vehicle's assets. A **"*Plan*"** includes (i) an "employee benefit plan" as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("***ERISA***"), (ii) a "plan" with respect to which section 4975 of the Internal Revenue Code of 1986, as amended (the "***Code***") applies (including individual retirement accounts ("***IRAs***"), or (iii) other entities or accounts whose assets are deemed to include assets of an employee benefit plan. If the Subscriber is investing in the Crowdfunding Vehicle through a Plan Investor and an individual or entity (the **"*Fiduciary*"**) has entered into this Subscription Agreement on behalf of the Plan, the Fiduciary makes the following representations, warranties, and covenants:

i.   The Fiduciary is a fiduciary of the Plan Investor who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Crowdfunding Vehicle is consistent with the Fiduciary's responsibilities under ERISA or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Subscriber, and the Fiduciary agrees that, except for the representations, covenants and agreements contained in this <u>Section 5</u> all representations, covenants and agreements contained in this Agreement are made on behalf of the Subscriber who is investing through the Plan.

ii.   The execution and delivery of this Agreement, and the investment contemplated hereby (i) has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust, and (ii) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments. The Fiduciary acknowledges that the assets of the Crowdfunding Vehicle will be invested in accordance with the information set forth in the Form C.

iii.   The Plan's purchase and holding of Units will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Code, or any other applicable law. None of the Intermediary, the Manager, the Administrator, nor any of their officers, directors, shareholders, partners, managers, members, affiliates, employees, agents, or representatives: (i) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase Units, (ii) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

iv.   The Fiduciary understands and agrees (i) to the fee arrangements described in the Crowdfunding Vehicle Information and (ii) that, to prevent the assets of the Crowdfunding Vehicle from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Subscriber may be prohibited from purchasing or acquiring Units or may be required to redeem its Units or a portion thereof.

6.   Anti-Money Laundering.

(a)   The Subscriber represents and warrants to the Crowdfunding Vehicle and the Issuer that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Crowdfunding Vehicle prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "**OFAC Sanctions List**"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Crowdfunding Vehicle, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**prohibited persons**"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b)   To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Crowdfunding Vehicle, and (iv) it will make available such information and any additional information requested by the Crowdfunding Vehicle and the Administrator that is required under applicable law.

(c)   The Subscriber acknowledges and agrees that the Crowdfunding Vehicle, the Issuer, the Intermediary, and the Administrator, in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Crowdfunding Vehicle or the Administrator or their agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Crowdfunding Vehicle, and the Administrator are prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d)   The Subscriber agrees that, upon the request of the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator, it will provide such information as the Issuer, the Crowdfunding Vehicle, the Manager, or the Administrator requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

7.   <u>Miscellaneous</u>.

(a)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b)   This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c)   This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflicts of laws principles.

(d)   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(e)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Subscription Agreement will be relied upon by the Issuer, the Crowdfunding Vehicle, the Manager, and the Administrator in determining the Crowdfunding Vehicle's and the Issuer's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Crowdfunding Vehicle.

(f)   The Intermediary, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the Units given by the Subscriber in written or electronic form. The Intermediary may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(g)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Crowdfunding Vehicle electronically via email, the Internet, through the Intermediary or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Crowdfunding Vehicle at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Manager at nandan.kalle@greenfieldrobotics.com or such other email address as specified on Intermediary. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to nandan.kalle@greenfieldrobotics.com or such other email address as specified on Intermediary. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Crowdfunding Vehicle will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(h)   This Subscription Agreement shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Crowdfunding Vehicle, and shall, if the Subscriber consists of more than one person, be the joint and several obligations of all such persons.

(i)   This Subscription Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber, the Crowdfunding Vehicle, and the Issuer. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Crowdfunding Vehicle on behalf of the Crowdfunding Vehicle.

(j)   This Subscription Agreement is not transferable or assignable by the Subscriber without the prior written consent of the Crowdfunding Vehicle, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(k)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Manager or the Administrator.

OMNIBUS SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT
AND
CROWDFUNDING VEHICLE OPERATING AGREEMENT
OF
GREENFIELD ROBOTICS CROWDFUNDING VEHICLE, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Subscription Agreement, and (b) the Crowdfunding Vehicle Limited Liability Company Agreement dated August 23, 2024 (the "Crowdfunding Vehicle Operating Agreement"). The undersigned agrees to be bound by the terms of the Subscription Agreement and the Crowdfunding Vehicle Operating Agreement. This Subscription Agreement for the purchase of Units as of .

Name of Subscriber (Print or Type)

Signature

Number of units:

Address:

Aggregate Purchase Price: $0.00 USD

Phone number:

Email Address: (Offline Investor)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Greenfield Robotics Crowdfunding Vehicle, LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                  (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

        (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Greenfield Robotics Crowdfunding Vehicle, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Greenfield Robotics Crowdfunding Vehicle, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit A-I – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Units must provide the Crowdfunding Vehicle with a correct Taxpayer Identification Number (“TIN”). An individual’s social security number is their TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Name of Subscriber (Print or Type):

Tax Identification Number:

Signature:

ANNEX III – FINANCIAL STATEMENTS

Greenfield Robotics Crowdfunding Vehicle, LLC(the "Company") a Delaware
Limited Liability company

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – August 22nd, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Greenfield Robotics Crowdfunding Vehicle, LLC

We have reviewed the accompanying statement of financial position as of August 22nd, 2024 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter
See Greenfield Robotics Corporation's Financial Statements and CPA Review Report as those financials are integral to understanding the financial statements herein.

Vince Mongio, CPA, CIA, EA, CFE, MACC
Miami, FL
August 22, 2024
Vincenzo Mongio

Statement of Financial Position

	As of August 22nd, 2024 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Greenfield Robotics Crowdfunding Vehicle, LLC
Notes to the Unaudited Statement of Financial Position
August 22nd, 2024 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Greenfield Robotics Crowdfunding Vehicle, LLC("the Company") was formed in Delaware on August 22nd, 2024 The Company was created as a special purpose investment vehicle for crowdfunding purposes for Greenfield Robotics Corporation. The Company will facilitate investments and become a shareholder in Greenfield Robotics Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit will be the responsibility of the company's owners.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is a limited liability company with classes of interests that mirror Greenfield Robotics Corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 22, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.